July 14, 2014

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.   20549-0306

Re:	Cablevision Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Definitive Proxy Statement
Filed April 11, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 8, 2014
Form 8-K
Furnished May 8, 2014
File No. 001-14764

Dear Mr. Spirgel:

We are in receipt of your letter dated July 1, 2014 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 of Cablevision Systems Corporation (“Cablevision” or the “Company”) filed on February 26, 2014 (the “2013 Form 10-K”), the Definitive Proxy Statement filed April 11, 2014, the Form 10-Q for Fiscal Quarter Ended March 31, 2014 filed May 8, 2014 and the Form 8-K furnished May 8, 2014.  This letter sets forth the Company’s response to the Staff’s comments contained in the Comment Letter.

We have repeated the Staff’s comments below to facilitate your review.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1.           The website of your Optimum cable service offers a cable package including “Cuba Play” featuring “100% Cuban produced television programming featuring…Cuban content.” Other websites indicate that Optimum Online Cablevision Systems’ servers in New York host the websites of Cuban companies offering trip and vacation services in Cuba. You disclose in the 10-K that your Optimum Voice service provides calling to Cuba. Finally, the investor request section of your website lists Sudan in the country menu.

Cuba and Sudan are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba and

Sudan, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements.  Your response should describe any services, products, information or technology you have provided to Cuba and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Company Response - The Company, to its knowledge, has not provided and is not providing any products, services, information, or technology to Cuba or Sudan, directly or indirectly, and has not had and does not have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.  Further, the Company does not have, or anticipate having any contacts with Cuba or Sudan, whether through subsidiaries, affiliates, partners, customers, or other direct or indirect arrangements, except to the extent any of the following described activities may be considered indirect arrangements.

Cuba Play Programming

The Company offers “Cuba Play” programming to its cable subscribers as part of its Optimum en Español package.  The Company licenses “Cuba Play” from a U.S. entity that provides several foreign language programming packages in the United States.  The Company makes payments to this entity and receives the signal from this U.S. entity’s satellite transponder.  This U.S. entity has made a contractual representation to the Company that its provision of Cuba Play programming to the Company is in accordance with all federal, state, and local laws, rules, and regulations.  We understand that the importation and distribution of original Cuba programming in the United States is specifically exempted from the federal regulations governing “U.S. economic sanctions and export controls” relating to Cuba.

Website Hosting Services

The Company offers web hosting services to certain of its Optimum Internet subscribers free of charge.  None of these websites are hosted on the Company’s servers.  Rather, these websites are hosted on servers operated by a third party U.S. web hosting services provider pursuant to an agreement with the Company, and all are hosted by the third party provider only for the Company’s subscribers, who are resident in New York, New Jersey, Connecticut, or Pennsylvania.

Telecommunications Services

The Company, through its competitive local exchange carrier, Cablevision Lightpath Inc., and its Optimum Voice service, like most if not all telecommunication providers, offers its residential and commercial customers calling services to and from Cuba and other countries.  However, the Company relies on third party telephone service providers in the United States to terminate such calls, and we understand that the U.S. Government has specifically authorized phone service between the United States and Cuba.

Investor Requests

The inclusion of Sudan in the “drop down” menu on the Investor Request webpage was inadvertent and has been removed.

2.           Please discuss the materiality of your contacts with Cuba and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Sudan.

Company Response - As detailed below, we do not believe the programming- and telecommunications-related activities described in the foregoing response are material, whether evaluated quantitatively or qualitatively.  Furthermore, we do not believe that these activities constitute a material investment risk for the Company’s security holders.

As a quantitative matter, we are unable to estimate our revenue specifically associated with the “Cuba Play” programming as it is sold as part of a programming bundle.  Thus, we do not attribute revenue specifically to this offering.  However, the total annual revenue for the Optimum en Español package, which includes “Cuba Play” (which is one of forty-five channels within the package), represented approximately .33% of our 2013 consolidated net revenue of approximately $6.2 billion.  Likewise, the annual revenues associated with telephone calls terminated in Cuba are difficult to ascertain because certain voice product offerings are at a flat-rate and are not billed on a per call basis.  However, the cost of termination services to Cuba provided by our vendors in 2013 was approximately $350,000.

As a qualitative matter, we do not believe that a reasonable investor would consider the above-described programming- and telecommunications-related activities to be material in any respect.  Furthermore, we do not believe that the Company would be impacted by the divestment and similar initiatives described by the Staff above based on these limited activities, and we do not believe that such activities materially impact the Company’s reputation or share value.

Consolidated Statements of Cash Flows, page F-12

3.           Please revise to reconcile “net cash provided by operating activities” to net income.  Refer to ASC 230-10-45-28.

Company Response - The components to reconcile “net cash provided by operating activities” to “net income” are included elsewhere in the financial statements.  However, we acknowledge the requirements of Accounting Standards Codification (“ASC”) 230-10-45-28 and will reconcile “net cash provided by operating activities” to “net income” in future filings.

Note 13. Benefit Plans, page F-56

4.           We note that you froze participation and future benefit accruals for certain employees, effective December 31, 2013.  Please clarify whether this qualified as a plan curtailment or amendment, and explain why there is no adjustment to your benefit obligation or net benefit cost calculations attributable to a plan amendment or curtailment.

Company Response - The Company sponsors a non-contributory qualified defined benefit cash balance retirement plan (the “Pension Plan”) for the benefit of non-union employees (other than those of its publishing subsidiary, Newsday) and certain employees covered by a collective bargaining relationship in Brooklyn, New York.  The Company also maintains an unfunded non-contributory non-qualified defined benefit excess cash balance plan (“Excess Cash Balance Plan”) covering certain employees of the Company who participate in the Pension Plan, (collectively, the “Plans”).  The Plans were frozen effective December 31, 2013 for all eligible Company employees except for those covered by a collective bargaining relationship in Brooklyn.  As a result, the Plans were curtailed under the guidance of ASC 715-30-35-74 as a significant number of employees are no longer able to participate in or earn additional defined benefits for future service, however, the curtailments did not result in an adjustment to the Plans’ benefit obligations or net benefit cost calculations.

The Company’s Plans are designed as cash balance plans and therefore the projected benefit obligation (“PBO”) is equal to the accumulated benefit obligation (“ABO”).  In addition, there were no prior service costs recorded by the Company in other comprehensive loss (on the consolidated balance sheets) relating to the Plans, so there was no gain or loss to be recognized upon curtailment.

5.           Further, please clarify whether you have disclosed both your projected and accumulated benefit obligations in accordance with ASC 715-20-50-1.

Company Response - As discussed in the Company’s response to Question 4 above, based on the design of the Plans, the ABO is equal to the PBO.  For purposes of disclosure in the Company’s 2013 Form 10-K on page F-58, the rollforward of “Benefit obligation” represents the changes in the Plans’ PBO which is the same as the ABO.  In future filings we will add additional disclosure to note that our “Benefit obligation” represents both the PBO and ABO.

Definitive Proxy Statement

Performance Awards, page 31

6.           We note the use of net revenues to budget as your performance target under your annual incentive plan.  Please disclose the targeted net revenue and actual net revenue amounts for the most recently completed year to provide investors with greater insight into your compensation policies.

Company Response - We have noted the Staff’s comment.  We believe the comment referred to the annual incentive disclosure on page 29 of the Company’s 2014 proxy statement.  The Company disclosed that for 2013, the performance target for the named executive officers was at least 90% of the Company’s 2013 budgeted net revenue.

In light of the Staff’s comment, the Company will in future filings, disclose the historical budgeted net revenue and the actual net revenue used in determining payments of the annual incentive awards, or bonuses, to our named executive officers.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Condensed Consolidated Statements of Comprehensive Income (Loss), page 5

7.           Please tell us what contributed to the unrecognized loss due to remeasurement associated with your defined benefit pension plans and post retirement plans.

Company Response - The Pension Plan allows participants the option of receiving a lump sum payment upon retirement.  The Company’s policy is to record these payments as a settlement when it is determined to be probable that these payments will exceed the expected sum of the service and interest costs of the Pension Plan’s net periodic pension benefit cost for the year.  This policy follows the guidance in ASC 715-30-55-167, whereby if an employer determines that it is probable that during the fiscal year the criteria for settlement accounting will be met, the employer should recognize settlements immediately when they occur.

In 2014, due to the Pension Plan being frozen, benefit payments to terminated or retired individuals are expected to exceed the Company’s expected service and interest costs for the year and as a result, the Company recognized a non-cash settlement charge, net of taxes, of approximately $1.1 million applicable to settlements occurring during the three months ended March 31, 2014.  The non-cash charge was required to accelerate the recognition of a portion of the previously unrecognized actuarial losses recorded in accumulated other comprehensive loss on the Company’s consolidated balance sheets relating to the Pension Plan.  This charge reduced the Company’s recorded net income on the Company’s condensed consolidated statements of operations, with an offset to accumulated other comprehensive loss.  In connection with the settlement charge for the three months ended March 31, 2014, the unfunded Pension Plan liability was remeasured as of March 31, 2014 (in accordance with the guidance in ASC 715-60-35-159, which states a settlement requires remeasurement of the accumulated postretirement benefit obligation before the settlement) resulting in a net unrecognized actuarial loss of approximately $10.6 million, which increased accrued pension and accumulated other comprehensive loss on the Company’s condensed consolidated balance sheets at March 31, 2014.  The unrecognized actuarial loss was attributed to assumption changes from December 31, 2013, partially offset by the Pension Plan’s asset gains.

Form 8-K

8.           We note that in your earnings release your reconciliation of non-GAAP adjusted operating cash flow to the most directly comparable GAAP measure presents a full non-GAAP income statement.  Please reconcile each non-GAAP measure to its most directly comparable GAAP measure individually rather than presenting non-GAAP financial statements.  Refer to Question and Answer 102.10 of our Compliance and Disclosure Interpretation related to non-GAAP financial measures.

Company Response - We acknowledge that each non-GAAP measure should be reconciled to its most directly comparable GAAP measure individually.  In future filings, we will present a separate reconciliation and will not present non-GAAP financial statements.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call the undersigned at (516) 803-7007.

Very truly yours,

/s/ Gregg G. Seibert
Gregg G. Seibert
Vice Chairman and Chief Financial Officer

cc:	Carlos Pacho, Senior Assistant Chief Accountant
(Securities and Exchange Commission)

Jamal H. Haughton
(Cablevision Systems Corporation)

Victoria M. Mink
(Cablevision Systems Corporation)

John P. Mead
(Sullivan & Cromwell LLP)

Patrick G. Edgar
(KPMG LLP)